FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: October 11, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Basic Agreement relating to Transfer of Mobile Phone Business of SANYO Electric Co., Ltd.

October 11, 2007

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Basic Agreement relating to Transfer of Mobile Phone Business of

SANYO Electric Co., Ltd.

This is to advise you that Kyocera Corporation (Headquarters: Kyoto, Japan, President: Makoto Kawamura) (“Kyocera”) and SANYO Electric Co., Ltd. (“SANYO”), following resolutions of the Boards of Directors of each company, have executed a Basic Agreement regarding transfer of the mobile phone business of SANYO to Kyocera, under which Kyocera is granted priority in negotiations with SANYO and both companies agree to continue negotiation concerning such business transfer.

1.	Objective of the Transfer

Kyocera recognizes the telecommunication equipment related business as one of its principal businesses and considers it vital to further enhance such business in both domestic and overseas mobile communications markets.

2.	Targeted Business Contents for the Transfer

Mobile Phone Business (Excluding Tottori SANYO Electric Co., Ltd. and Telecom SANYO Co., Ltd.), PHS handsets, PHS base station and radio system business (to become WiMAX base station business)

3.	Outline of SANYO Electric Co., Ltd.

Company Name	SANYO Electric Co., Ltd.
Location of Headquarters	5-5, Keihan-Hondori 2-chome, Moriguchi City, Osaka
Representative	Seiichiro Sano
Incorporation	April 1950
Capital	322,242 million yen
Accounting Period	March
Employees	94,906 (Consolidated)
Business Contents	Consumer equipment, commercial equipment, components and others
Net Sales	2,215,434 million yen (consolidated result for the year ended March 2007)
Relationship between the Parties	No capital / personnel relationship

4.	Forecast with respect to the Procedures

We will proceed with the negotiation to conclude a final agreement following completion of due diligence regarding the relevant business.